

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2023

T. Neil Stevens
President, Chief Executive Officer and Director
Oconee Financial Corporation
41 N. Main Street
Watkinsville, GA 30677

Re: Oconee Financial Corporation
Amendment No. 2 to Offering Statement on Form 1-A
Filed April 11, 2023
File No. 024-12151

Dear T. Neil Stevens:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 6, 2023 letter.

Amendment No. 2 to the Offering Statement on Form 1-A Filed April 11, 2023

General

1. Please provide further analysis explaining how this offering will be a continuous and not a delayed offering. We note your responses that:
   - You intend to receive approval of the offering prospectus by the OCC and qualification of the offering by the SEC;
   - You will then sell shares of Oconee to Elberton's depositors by taking subscriptions, including payment, from the depositors before they vote to approve the merger;
   - Before the issuance of the shares, you provide a right for the depositors to rescind "upon the occurrence of any event, circumstance or change of circumstance which would be material to the investment decision of a Subscriber…"; and

- You will then issues the shares after an affirmative vote.

In accordance with Rule 251(d)(3)(i)(F) of Regulation A, an offering has to be commenced within two calendar days after the qualification date so that it will be a continuous and not a delayed offering. Furthermore, in a continuous offering, an issuer must be ready and willing to sell the securities at all times. See, by analogy, footnote 17 to Securities Offering Reform for Closed-End Investment Companies; Release Nos. 33–10619, 34–85382, IC–33427 (Mar. 20, 2019) [84 FR 14448 (Apr. 10, 2019)]. In light of the fact that the vote will not have happened within two days of qualification and the subscribers will have the right to increase, decrease or rescind their subscription before the vote has occurred, which indicates that those investors' investment decisions are not final until the rescission period has expired, it appears that you will not be in a position to sell all of the shares pursuant to the offering statement within two calendar days of qualification.

Please contact Robert Arzonetti at (202) 551-8819 or John Dana Brown, Acting Legal Branch Chief, at (202) 551-3859 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Patrick R. Hanchey